Mail Stop 3561

May 4, 2010

Mr. Wayne I. Danson
Chief Executive Officer
Encompass Group Affiliates, Inc.
420 Lexington Avenue
New York, NY 10170

> **Re:** **Encompass Group Affiliates, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-30486**

Dear Mr. Danson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief